UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Federal Signal Corporation
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

313855108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 567,849
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 567,849
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,981,219
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,981,219
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,981,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 567,849
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 567,849
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,549,068
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,549,068
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON RAMIUS CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,549,068
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,549,068
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,549,068
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,549,068
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,549,068
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,549,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,549,068
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,549,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,549,068
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,549,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,549,068
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,549,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                      Security and Issuer.

This statement relates to shares of the Common Stock, $1.00 par value (the “Shares”), of Federal Signal Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1415 West 22nd Street, Oak Brook, Illinois 60523.

Item 2.                      Identity and Background.

(a) This statement is filed by:

(i)	Parche, LLC, a Delaware limited liability company (“Parche”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity Master Fund Ltd., a Cayman Islands exempted company (“Starboard”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG Enterprise, Ltd, a Cayman Islands exempted company (“RCG Enterprise”), who serves as the sole non-managing member of Parche and owns all economic interests therein;

(iv)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the managing manager of Parche and as the investment manager of Starboard;

(v)	Ramius Capital Group, L.L.C., a Delaware limited liability company (“Ramius Capital”), who serves as the sole member of RCG Starboard Advisors and as the investment manager of RCG Enterprise;

(vi)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius Capital;

(vii)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(viii)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(ix)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(x)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

CUSIP NO. 313855108

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Parche, RCG Starboard Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York 10017.

The address of the principal office of each of Starboard and RCG Enterprise is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Starboard and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of RCG Enterprise and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

(c)           The principal business of each of Starboard, Parche and RCG Enterprise is serving as a private investment fund. Each of Starboard and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal business of RCG Starboard Advisors is acting as the managing member of Parche and as the investment manager of Starboard.  Ramius Capital is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the investment manager of RCG Enterprise.  C4S serves as managing member of Ramius Capital. Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

The Shares purchased by Starboard and Parche were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 3,549,068 Shares beneficially owned in the aggregate by Starboard and Parche is approximately $44,366,567, excluding brokerage commissions.

CUSIP NO. 313855108

Certain Shares reported in the Statement as owned by Parche were acquired in private transactions with various transferors for which Ramius Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.  Ramius Capital is the sole member of RCG Starboard Advisors, which is the managing member of Parche.  Parche acquired from such transferors an aggregate of 375,849 Shares on December 4, 2007 at a per Share price of $11.5400, equal to the last reported sales price on the New York Stock Exchange on the date the transaction was completed, or an aggregate of $4,337,297.46. The total of 375,849 Shares transferred to Parche were initially acquired by the transferors for an aggregate of $4,961,970.22 (excluding commissions and other execution related costs).  Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Shares: 10/18/07 purchased 16,084 Shares at a price per Share of $15.0763; 10/18/07 purchased 208 Shares at a price per Share of $15.0631; 10/19/07 purchased 3,256 Shares at a price per Share of $14.7157; 10/23/07 purchased 8,176 Shares at a price per Share of $14.8268; 10/24/07 purchased 14,112 Shares at a price per Share of $14.9707; 10/25/07 purchased 63,312 Shares at a price per Share of $13.0298; 10/26/07 purchased 2,621 Shares at a price per Share of $13.6111; 10/26/07 purchased 6,800 Shares at a price per Share of $13.2848; 10/29/07 purchased 3,922 Shares at a price per Share of $13.6580; 10/29/07 purchased 1,283 Shares at a price per Share of $13.6412; 10/31/07 purchased 19,085 Shares at a price per Share of $13.3587; 10/31/07 purchased 352 Shares at a price per Share of $13.3741; 11/01/07 purchased 4,000 Shares at a price per Share of $13.1000; 11/01/07 purchased 38,466 Shares at a price per Share of $13.0841; 11/01/07 purchased 3,200 Shares at a price per Share of $13.1650; 11/02/07 purchased 21,977 Shares at a price per Share of $12.9444; 11/05/07 purchased 19,457 Shares at a price per Share of $12.8076; 11/06/07 purchased 24,864 Shares at a price per Share of $12.9045; 11/07/07 purchased 25,600 Shares at a price per Share of $12.9144; 11/07/07 purchased 1,424 Shares at a price per Share of $13.0000; 11/07/07 purchased 1,522 Shares at a price per Share of $12.8730; 11/08/07 purchased 6,944 Shares at a price per Share of $12.7626; 11/08/07 purchased 8,000 Shares at a price per Share of $12.6224; 11/09/07 purchased 6,800 Shares at a price per Share of $12.6806; 11/09/07 purchased 32,000 Shares at a price per Share of $13.0000; 11/09/07 purchased 9,024 Shares at a price per Share of $12.6679; 11/12/07 purchased 4,000 Shares at a price per Share of $13.1000; 11/13/07 purchased 10,416 Shares at a price per Share of $12.5952; 11/15/07 purchased 4,741 Shares at a price per Share of $12.4272; 11/16/07 purchased 8,000 Shares at a price per Share of $12.3830; 11/19/07 purchased 6,011 Shares at a price per Share of $11.9877.  All purchases of Shares referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The Reporting Persons do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.                      Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 313855108

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and have engaged and intend to continue to engage in discussions and other communications with management and the Board of Directors of the Issuer, as well as shareholders and other interested parties, concerning the Issuer’s overall business (including the Issuer’s various business segments), potential changes to the Issuer’s business operations, the Issuer’s financial results and ways to improve its performance and the future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                      Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 47,915,667 Shares outstanding, as of October 12, 2007, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 26, 2007.

A.	Parche

(a)	As of the close of business on December 13, 2007, Parche beneficially owned 567,849 Shares.

Percentage: Approximately 1.2%.

(b)	1. Sole power to vote or direct vote: 567,849
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 567,849
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Starboard

(a)	As of the close of business on December 13, 2007, Starboard beneficially owned 2,981,219 Shares.

Percentage: Approximately 6.2%.

CUSIP NO. 313855108

(b)	1. Sole power to vote or direct vote: 2,981,219
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,981,219
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	RCG Enterprise

(a)
As of the close of business on December 13, 2007, RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interests therein, may be deemed the beneficial owner of the 567,849 Shares owned by Parche.

Percentage: Approximately 1.2%.

(b)	1. Sole power to vote or direct vote: 567,849
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 567,849
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Enterprise did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	RCG Starboard Advisors

(a)
As of the close of business on December 13, 2007, as the managing member of Parche and the investment manager of Starboard, RCG Starboard Advisors may be deemed the beneficial owner of the (i) 2,981,219 Shares owned by Starboard, and (ii) 567,849 Shares owned by Parche.

Percentage: Approximately 7.4%.

(b)	1. Sole power to vote or direct vote: 3,549,068
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,549,068
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 313855108

E.	Ramius Capital

(a)
As of the close of business on December 13, 2007, as the sole member of RCG Starboard Advisors, Ramius Capital may be deemed the beneficial owner of the (i) 2,981,219 Shares owned by Starboard and (ii) 567,849 Shares owned by Parche.

Percentage: Approximately 7.4%.

(b)	1. Sole power to vote or direct vote: 3,549,068
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,549,068
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Capital did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

F.	C4S

(a)
As of the close of business on December 13, 2007, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of the (i) 2,981,219 Shares owned by Starboard and (ii) 567,849 Shares owned by Parche.

Percentage: Approximately 7.4%.

(b)	1. Sole power to vote or direct vote: 3,549,068
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,549,068
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

G.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the close of business on December 13, 2007, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the (i) 2,981,219 Shares owned by Starboard and (ii) 567,849 Shares owned by Parche.

Percentage: Approximately 7.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,549,068
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,549,068

CUSIP NO. 313855108

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer.

On December 14, 2007, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated December 14, 2007.

Exhibit 99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

CUSIP NO. 313855108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2007

PARCHE, LLC By: RCG Starboard Advisors, LLC, its managing member STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD. By: RCG Starboard Advisors, LLC, its investment manager
RCG STARBOARD ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,
       its sole member

RCG ENTERPRISE, LTD
By: Ramius Capital Group, L.L.C.,
       its investment manager

RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C.,
       as managing member

C4S & CO., L.L.C.

By: /s/ Jeffrey M. Solomon Name: Jeffrey M. Solomon Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 313855108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

PARCHE, LLC

8,400		11.2402	12/04/07
70,720		11.2247	12/04/07
375,849	*	11.5400	12/04/07
4,000		11.8374	12/05/07
5,792		12.0950	12/06/07
4,800		12.1000	12/06/07
80,000		12.0843	12/06/07
8,000		11.8649	12/11/07
10,288		11.6181	12/12/07

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

84,444	15.0763	10/18/07
1,092	15.0631	10/18/07
17,096	14.7157	10/19/07
42,924	14.8268	10/23/07
74,088	14.9707	10/24/07
332,388	13.0298	10/25/07
13,759	13.6111	10/26/07
35,700	13.2848	10/26/07
20,591	13.6580	10/29/07
6,735	13.6412	10/29/07
100,197	13.3587	10/31/07
1,848	13.3741	10/31/07
21,000	13.1000	11/01/07
201,947	13.0841	11/01/07
16,800	13.1650	11/01/07
115,377	12.9444	11/02/07
102,152	12.8076	11/05/07
130,536	12.9045	11/06/07
134,400	12.9144	11/07/07
7,476	13.0000	11/07/07

* Shares were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

7,993	12.8730	11/07/07
36,456	12.7626	11/08/07
42,000	12.6224	11/08/07
35,700	12.6806	11/09/07
168,000	13.0000	11/09/07
47,376	12.6679	11/09/07
21,000	13.1000	11/12/07
54,684	12.5952	11/13/07
24,893	12.4272	11/15/07
42,000	12.3830	11/16/07
31,559	11.9877	11/19/07
1,008	11.1788	12/03/07
44,100	11.2402	12/04/07
371,280	11.2247	12/04/07
21,000	11.8374	12/05/07
25,200	12.0950	12/06/07
420,000	12.1000	12/06/07
30,407	12.0843	12/06/07
42,000	11.8649	12/11/07
54,013	11.6181	12/12/07

CUSIP NO. 313855108

SCHEDULE B

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Partner of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 313855108

SCHEDULE C

Directors and Officers of RCG Enterprise, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 313855108

EXHIBIT INDEX

Exhibit	Exhibit Number
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated December 14, 2007.	99.1
Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.	99.2